Act 3-30-2004

RECEIVED MAR - 1 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 158

SECURI[TIES AND EXCHANGE COM]MISSION

04018017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3/25

SEC FILE NUMBER
8- 65251

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEOFFREY RICHARDS SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 S. FEDERAL HWY, SUITE 245C
(No. and Street)

DELRAY BEACH	FL	33483
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEOFFREY D. LIDDY — 561 276 4233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAUM & COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

1515 University Drive, Suite 209	Coral Springs	FL	33071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 3 1 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DS 3/30

OATH OR AFFIRMATION

I, GEOFFREY D. LIODY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEOFFREY RICHARDS SECURITIES CORP., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

MARY ELLEN ANDERSON
MY COMMISSION # DD 103788 EXPIRES
MAY 7, 2006
BONDED THRU TROY FAIN INSURANCE, INC.

Notary Public 2/25/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEOFFREY RICHARDS SECURITIES CORP.

(FORMERLY THE ALTERNATIVE INVESTMENT GROUP, INC.)

FINANCIAL STATEMENTS

DECEMBER 31, 2003

TABLE OF CONTENTS

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 209
Coral Springs, Florida 33071
(954) 752-1712

INDEPENDENT AUDITOR'S REPORT

Geoffrey Richards Securities Corp.
(Formerly The Alternative Investment Group, Inc.)
Delray Beach, Florida

We have audited the accompanying balance sheet of Geoffrey Richards Securities Corp. (Formerly The Alternative Investment Group, Inc.) as of December 31, 2003 and the related statement of operations, cash flows, and statements of changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Geoffrey Richards Securities Corp. (Formerly The Alternative Investment Group, Inc.) and the results of its operations and the related statement of operations , cash flows, and statements of changes in stockholders' equity for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the financial statements taken as a whole. The information presented on the statement of computation of minimum capital requirements is not a required part of the financial statements, but in supplementary information required by the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied to the examination of the financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 22, 2004
Coral Springs, Florida

Baum & Company, PA

GEOFFREY RICHARDS SECURITIES CORP.
(FORMERLY THE ALTERNATIVE INVESTMENT GROUP, INC.)
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Current Assets	
Cash in bank and cash equivalents	$ 28,562
Marketable investments	99,191
Commission receivable	3,216
Total Assets	$ 130,969

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities	
Accounts Payable	$ 3,216
Total Liabilities	3,216
Stockholder's Equity	
Common Stock, par value $.01; 10,000 shares authorized, 2,800 shares issued and outstanding	28
Additional paid-in-capital	138,297
Accumulated Deficit	(10,572)
Total Stockholders Equity	127,753
Total Liabilities and Stockholders Equity	$130,969

See accompanying notes to financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
(FORMERLY THE ALTERNATIVE INVESTMENT GROUP, INC.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues	$ 21,680
Operating Expenses:	
Clearing charges	4,955
Professional fees	1,500
Compensation	14,716
Regulatory fees	1,536
General & Administrative Expenses	2,150
Total Operating Expenses	24,857
Net Income (Loss) before Other Income (Expense)	(3,177)
Other Income (Expense)	
Interest Income	911
Net Income before Provision for Income Taxes	(2,266)
Provision for Income Taxes	- 0 -
Net Income (Loss)	($ 2,266)

See accompanying notes to financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
(FORMERLY THE ALTERNATIVE INVESTMENT GROUP, INC)
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:	
Net Income(Loss)	$ (2,266)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
(Increase) in commission receivable	(3,216)
Increase in accounts payable	2,937
Net Cash provided by Operating Activities	(2,545)
Cash Flows from Investing Activities	
Increase in Marketable Investments	(99,191)
Net Cash used for Investing Activities	(99,191)
Cash Flows from Financing Activites	
Decrease in stockholder loan	(136)
Proceeds from sale of stock	123,325
Total cash flows from financing activities	123,189
Net increase in cash	21,453
Cash and Cash Equivalents - beginning	7,109
Cash and Cash Equivalents - ending	$28,562

See accompanying notes to financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
(FORMERLY THE ALTERNATIVE INVESTMENT GROUP, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY

	Common Stock	Additional Paid In Capital	Accumulated Deficit
Balance - inception	- 0 -	- 0 -	- 0 -
Capital Contribution	15	14,985	- 0 -
Net Loss	- 0 -	-0-	(8,306)
Balance - 12/31/02	15	14,985	(8,306)
Proceeds from sale of stock	13	123,312	- 0 -
Net Loss	- 0 -	- 0 -	(2,266)
Balance - 12/31/03	$ 15	$138,297	$(10,572)

GEOFFREY RICHARDS SECURITIES CORP
(FORMERLY THE ALTERNATIVE INVESTMENT GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of Business

The Company was incorporated on February 5, 2002 in the State of Florida. The Company has registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer. Consequently, its record keeping is in accordance with rules and regulations prescribed by these agencies. On August 29, 2003, the company changed its name to Geoffrey Richards Securities Corp.

B.) Cash Equivalents

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificated of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

C.) Organization Costs

Organization cost are amortized over sixty months.

D.) Income Taxes

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholder. Therefore, no provision for income taxes has been made in the financial statements.

E.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2003 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Marketable Investments

The Company reflects its marketable investments at the lower of cost or market.

GEOFFREY RICHARDS SECURITIES CORP
(FORMERLY THE ALTERNATIVE INVESTMENT GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 2 RESTRICTIVE COVENANTS

The National Association of Securities Dealers, Inc. imposes certain restrictions on the Company, the most significant of which are to maintain a minium net capital of $ 100,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 COMMITMENTS

The Company executed a lease on September 19, 2002 for a term of one commencing November 1, 2002 and ending October 31, 2003. The lease provides for annual renewals. The rent incurred for the year 2003 was approximately $ 20,000 which was paid for by a third party for the use of the office. The rent for 2004 will be approximately $ 20,832 subject to annual increases.

GEOFFREY RICHARDS SECURITIES CORP
(FORMERLY THE ALTERNATIVE INVESTMENT GROUP, INC.)
Supplemental Information
STATEMENT OF COMPUTATION OF MINIMUM CAPITAL REQUIREMENTS
DECEMBER 31, 2003

Total assets	$ 130,969
Less:Liabilities	3,216
Net Capital	127,753
Charges against capital	
Non Allowable Assets	- 0 -
Other charges - haircut	(992)
	(992)
Adjusted Net Capital	126,761
Net Capital Required	100,000
Excess in Capital	$ 26,761

GEOFFREY RICHARDS SECURITIES CORP.
(FORMERLY THE ALTERNATIVE INVESTMENT GROUP, INC.)
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2003

Net capital per Audited Financial Statements	$ 126,761
Net capital per Focus Report - Part II A	129,977
Net Difference - (adjustment to accounts payable)	$ 3,216

BAUM & COMPANY, P.A.

Certified Public Accountants

1515 University Drive - Suite 209

Coral Springs, Florida 33071

(954) 752-1712

Geoffrey Richards Securities Corp.
(Formerly The Alternative Investment Group, Inc.)
Delray Beach, Florida

We have examined the financial statements of The Alternative Investment Group, Inc. as of December 31, 2003 and have issued our report there on dated February 22, 2004. As part of our examination, we reviewed and tested the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extend if other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognized tat the evaluation of these factors necessarily requires estimates and judgements by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors.

Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2003, was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

Coral Springs, Florida
February 22, 2004

Baum & Company PA